SPENCER-WINSTON SECURITIES CORPORATION
(SEC I.D. No. 8-24995)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended April 30, 2026

(Including Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24995

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **05/01/2025** AND ENDING **04/30/2026**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Spencer Winston Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 West 47th Street-Suite 402
                                   (No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	**917 225 2478**	**bill@finopsvcs.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
                                   (Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	**Hamilton**	**NJ**	**08691**
(Address)	(City)	(State)	(Zip Code)

12/17/2024   **7259**

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Vincent Bruno_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Spencer Winston Securities Corporation_ , as of _4/30_ , 2 _026_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Vincent Bruno_

Title:

President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ferrara CPA
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Stockholders
Spencer-Winston Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Spencer-Winston Securities Corporation as of April 30, 2026, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Spencer-Winston Securities Corporation as of April 30, 2026 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer-Winston Securities Corporation's management. My responsibility is to express an opinion on Spencer-Winston Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Spencer-Winston Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirement and Information Related to Possession or Control Under Rule 15c3-3 of the SEC has been subjected to audit procedures performed in conjunction with the audit of Spencer-Winston Securities Corporation's financial statements.

The supplemental information is the responsibility of Spencer-Winston Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirement and Information Related to Possession or Control Under Rule 15c3-3 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Spencer-Winston Securities Corporation's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
July 24, 2026

Spencer Winston Securities Corporation
Statement of Financial Condition
April 30, 2026

Assets

Cash and cash equivalents	$	297,900
Deposit with clearing broker		109,923
Accounts receivable from clearing broker		647,055
Due from clearing broker		455,894
Securities owned at market value		84,178
Securities not radily marketable		4,020
Prepaid expenses		33,686
Other assets		19,410
Total Assets	$	**1,652,066**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	500,379
Income tax payable		11,100
Total Liabilities		511,479

Commitment and Contingencies - Note 10

Stockholder's equity

Common Stock - No Par Value - 40 shares	400
Additional Paid-in capital	57,616
Retained Earnings	1,082,571
Total Stockholder's Equity	1,140,587
Total Liabilities and Stockholder's Equity	$ 1,652,066

Spencer Winston Securities Corporation
Statement of Operations
April 30, 2026

Revenues		
Commissions	$	4,294,075
Interest and Dividend income		990,998
Trading income		26,081
Other income		108,639
Total		5,419,793
Expenses		
Independent contractors		4,212,400
Compensation, including benefits		314,753
Clearance and execution		393,002
Professional fees		189,580
Occupancy		103,826
Communication and data services		39,272
Regulatory		11,486
Interest expense		168
Other		7,902
Total		5,272,389
Income from Operations		147,404
Provision for Income Tax		
Current income tax expense		(15,295)
Net Income	$	132,109

Spencer Winston Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended
April 30, 2026

	Common Shares	Amount	Additional Paid in Capital	Retained Earnings	Total
Stockholder's equity at May 1, 2025	40	$ 400	$ 57,616	$ 950,462	$ 1,008,478
Net income				132,109	132,109
Stockholder's equity at April 30, 2026	40	$ 400	$ 57,616	$ 1,082,571	$ 1,140,587

Spencer Winston Securities Corporation
Statement of Cash Flows
Year Ended April 30, 2026

Cash flows from operating activities		
Net income	$	**132,109**
Adjustment to reconcile net income to net cash provided by operating activities		
Increase (decrease) in cash attributable to changes		
in operating assets and liabilities		
Accounts payable		**179,269**
Securities owned, at fair value		**410,148**
Income taxes payable		**3,306**
Other assets		**(6,100)**
Prepaid expenses		**(33,293)**
Accounts receivable from clearing broker		**(225,005)**
Due from clearing broker		**(446,933)**
Net cash provided by operating activities		**13,501**
Net increase in cash and cash equivalents		**13,501**
Cash and cash equivalents - beginning of year		**284,399**
Cash and cash equivalents- end of year	$	**297,900**
Supplemental disclosures		
interest paid	$	168
income taxes paid	$	11,999

1. **Organization**

    Spencer Winston Securities Corp. (the "Company") The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Company's primary business activity consists of providing brokerage services to retail investors. The Company operates as an introducing broker-dealer, engaging in securities transactions for customers on a fully disclosed basis through its clearing broker. The Company does not carry customer accounts on its books, as all customer accounts are maintained by its clearing broker Wedbush Securities Inc., ("Wedbush").

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents include highly liquid investments with maturity of three months or less. The Company's cash balances, a demand account held at a financial institution, are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, balances have exceeded such insurance coverage. There were no cash equivalents at April 30, 2026.

    Revenues
    The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers.

    The Company charges commissions when it buys and sells securities on behalf of its customers through its clearing broker. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that its performance obligations are satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Allocated revenues from Wedbush consist of a portion of interest and related amounts charged to or earned from customers' credit and debit balances.

Commission Receivable

Commissions receivable, presented in the accompanying Statement of Financial Condition, are recorded net of any allowance for credit losses, if applicable. The allowance for credit losses (if any) is based on the Company's expectation of the collectability of the receivable utilizing the current expected credit loss framework.

The Company considers factors such as historical experience, credit quality, age of business and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Generally, the Company's expectation is that credit risk associated with commissions receivable is not significant until they are 90 days past due on the contractual arrangement. Management does not believe that an allowance is required as of April 30, 2026.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customer related commission income and expenses on securities transactions are reported on a trade date basis.

Income Taxes

The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements provisions have been provided for federal, state and city income taxes. For further discussion of income taxes see Note 7.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through July 24, 2026, the date the financial statements were available for issuance.

3. Segment Reporting

The Company currently operates in one business segment which represents principally all of the Company's activity as a securities broker dealer, providing investment banking services and executing transactions in stocks and option markets. The Company has identified its President ("President") as the chief operating decision maker ("CODM"), who uses revenues and various key performance metrics to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy and liquidity for operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. **Clearing Broker**

The Company maintains a fully disclosed clearing arrangement with Wedbush. Under the terms of the clearing agreement, the Company is required to maintain a clearing deposit of $100,000 with Wedbush.

Revenues less expenses earned from clearing and execution activities (Accounts Receivable from clearing broker) are remitted by Wedbush to the Company generally in the month following when such revenues are earned. As of April 30, 2026, the amount due from Wedbush was $647,055, of which all was scheduled to be received within thirty days of year-end and was therefore considered an allowable asset for net capital computation purposes under SEC Rule 15c3-1.

5. **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on market participant assumptions and should maximize the use of observable inputs while minimizing unobservable inputs.

The Company follows a three-level hierarchy established under U.S. GAAP that prioritizes the inputs used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date. An active market provides pricing information on an ongoing basis with sufficient frequency and volume.

Level 2 - Observable inputs other than Level 1 prices, including:

- Quoted prices for similar assets or liabilities in active markets

- Quoted prices for identical or similar assets or liabilities in inactive markets

- Other observable inputs for the asset or liability

- Market-corroborated inputs

For assets or liabilities with specified terms, Level 2 inputs must be observable for substantially the full term.

Level 3 - Unobservable inputs used when observable inputs are unavailable. These inputs reflect the Company's own assumptions about market participant pricing, including risk considerations. Level 3 inputs are developed using the best information available, including the Company's own data, adjusted if information indicates market participants would use different assumptions.

As of April 30, 2026, the Company had assets or liabilities measured at Level 1 fair value and Level 3 securities not readily marketable.

The Company's financial instruments include cash, receivables from clearing organization, securities and accounts payable for which carrying values approximate fair values due to the short maturities of those instruments.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At April 30, 2026, the Company had net capital, as defined, of $1,070,844 which exceeded the required minimum net capital of $100,000 by $970,844. Aggregate indebtedness at April 30, 2026 totaled $511,479. The percentage of aggregate indebtedness to net capital was 47.76%.

7. **Income Taxes**

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment gains and losses which are not recorded for tax purposes

Current year income tax expense consist of

Federal	**7,558**
New York State	**4,237**
New York City	**3,500**
Total	**15,295**

The Company has net operating loss carry-forwards that may be offset against 80% of each year's future taxable income. The loss carry-forwards at April 30, 2026, total approximately $205,000. Loss carry-forwards incurred prior to 2018 will expire on March 31, 2037. Loss carry-forwards incurred in years ending after 2017 can be carried forward indefinitely.

The Company has determined, based upon available evidence, that it is more likely than not that the net operating loss, deferred tax asset will not be realized and, accordingly, has provided a full valuation

8 **Leases**

The Company rents office space on a month-to-month basis in two locations. Total rental expense for the year ended April 30, 2026 was $85,303.

9.   **Related Party Disclosures**

The disclosures of transactions during the year with related parties are as follows:

Name of Related Party	Nature of Transaction	Relation	Amount
Oscar Echman	Salary	President	$90,000
Vincent Bruno	Salary	CCO	$90,000

10.   **Commitments and Contingencies**

Pursuant to SEC Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of April 30, 2026 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 8 above), no underwriting conditional liabilities and had not been named as a defendant in any lawsuit as of April 30, 2026, or during the year then ended.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of April 30, 2026

Spencer Winston Securities Corporation

Schedule I - Computation Of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2026

Net capital:			
Total stockholder's equity		$	1,140,587
Deduct non-allowable assets			
Prepaid expenses	33,686		
Securiyties not readily marketable	4,020		
Other assets	19,410		57,116
Net capital before haircuts on securities (tentative net capital)			1,083,471
Securities haircuts			12,627
Net capital		$	1,070,844
Aggregate indebtedness:			
Accounts payable		$	500,379
Income tax payable			11,100
Total aggregate indebtedness		$	511,479
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $100,000, whichever is greater)		$	100,000
Excess net capital at 15 percent		$	970,844
Excess net capital at 10 percent		$	1,019,696
Percentage of aggregate indebtedness to net capital			47.76%

There are no differences in Net Capital and Aggregate Indebtedness in the above computations as compared to the FOCUS Report Part IIA as of April 30, 2026.

Spencer Winston Securities Corporation

Schedule II - Computation of Reserve Requirement and Information Related to Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2026

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Ferrara CPA
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
Spencer-Winston Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Spencer-Winston Securities Corporation identified the following provisions of 17 C.F.R. §240 15c3-3 under which Spencer-Winston Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Spencer-Winston Securities Corporation stated that Spencer-Winston Securities Corporation met the identified exemption provisions in 17 C.F.R. §240 15c3-3(k) throughout the most recent fiscal year without exception. Spencer-Winston Securities Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer-Winston Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
July 24, 2026

Rule 15c3-3 Exemption Report
April 30, 2026

Spencer Winston Securities Corporation ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.& 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. & 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, The Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. & 240.15c3-3 under the following provisions of 17 C.F.R. & 240.15c3-3:(k)(2)(ii).

(2) Th Company met the identified exemption provisions in 17 C.F.R. & 240.15c3-3(k) throughout the most recent fiscal year without exception.

Spencer Winston Securities Corporation

I, Vincent Bruno, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date: July 24 , 2026